EXHIBIT 99.1

Magic Software Announces Two New Contract Wins in Eastern Europe

The Company Signs Partnership and Project Deals With DSB of Czech Republic and AlphaSoft of Romania

OR-YEHUDA, Israel, May 26, 2009 (GLOBE NEWSWIRE) -- Magic Software Enterprises Ltd. (Nasdaq:MGIC), a provider of application platforms and business and process integration solutions, today announced that it has signed contracts with two major IT companies in Eastern Europe. The projects include the supply of the uniPaaS application platform and the iBOLT business and process integration suite offerings.

The first deal is a partnership agreement between Czech Republic system integrator DSB and Magic Software for the supply of Magic Software's iBOLT business and process integration suite to be distributed throughout the Czech territory. DSB has already signed a deal to install the iBOLT for SAP R/3 suite at a major confectionary distributor with operations throughout Eastern Europe.

According to Jan Kovarik, Managing Director of DSB, "The installation of the iBOLT for SAP R/3 suite with such a large customer represents a new break in the market that we anticipate will lead to new deals for the iBOLT product line throughout the Czech Republic and beyond. We've already hosted two seminars for Czech customers showing Magic Software's business integration line in action and they can't wait for us to start distributing."

The second contract, worth approximately $250,000, is for upgraded uniPaaS licences for AlphaSoft of Romania, a former Magic Software provider developing and marketing ERP systems for hundreds of customers in the small to medium Enterprise market. Magic Software's new uniPaaS application platform enables customers and ISVs to cost-effectively build Full Client, RIA, mobile and SaaS applications that can be deployed on-time and on-budget.

"We decided to upgrade our operations using Magic Software because their new uniPaaS application platform presented us with technological and business advantages that were highly suited to our specific needs. Building ERP systems efficiently, with total focus on the business objectives of the customer and being able to deploy them with fewer mistakes is a major competitive advantage," said Pavel Cristian Gabriel, R&D Manager for Alfa Software S.A.

"The successes of our application platform and business integration solutions are bucking the trends in Eastern Europe among challenging market conditions," said Udi Ertel, Vice President, Magic Global Services (MGS), Distribution and Operations for Magic Software. "We're now seeing more and more customers coming to us for additional upgrades and custom projects having realized that they can cut margins and improve operational efficiency in the process of upgrading their technological IT capabilities. These contracts are proof of the growing demand for a more efficient and effective application platform in investment-shy business climates."

Notes for Editors

uniPaaS is an end-to-end application platform designed to give enterprises and Independent Software Vendors (ISVs) a cost-effective way of building IT applications that can be deployed on-time and on-budget. uniPaaS can be used to develop a single code-based application which can then be deployed in multiple modes, including Full Client or Web-based; on-premise or on-demand; RIA, mobile or SaaS; as a packaged application or service-based solution; and in a localized or global form. uniPaaS enables businesses to de-risk IT projects and deliver usable, highly functional applications.

The iBOLT business integration suite integrates and orchestrates business processes and applications across different company departments. Both simple and complex business processes can be created easily, without working through pages of hard code -- making iBOLT the ideal integration solution for both business managers and IT specialists alike. iBOLT enables organizations to synchronize data within diverse applications, and provides enhanced workflows, automation of manual processes, and real-time view of business activity. iBOLT helps teams work together to effectively achieve integration and benefit from an immediate return on existing investments.

Special editions of iBOLT are available for extending the capabilities of the most commonly used ERP and CRM packages:

 . iBOLT for SAP Business One
 . iBOLT for SAP Business All in One
 . iBOLT for SAP R/3
 . iBOLT for Salesforce.com
 . iBOLT JDE Connect
 . iBOLT for IBM i
 . iBOLT for Lotus Notes
 . iBOLT for HL7

About Magic Software

Magic Software Enterprises Ltd. (Nasdaq:MGIC) is a provider of multiple-mode application platform solutions -- including Full Client, Rich Internet Applications (RIA), mobile or Software-as-a-Service (SaaS) modes -- and business and process integration solutions. Magic Software has offices in 10 countries and a presence in over 50, as well as a global network of ISV's, system integrators, value-added distributors and resellers, and consulting and OEM partners. The company's solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities. Magic Software's technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, Salesforce.com, IBM and Oracle. For more information about Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

The Magic Software Enterprises Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5524

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

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          Cathy Caldeira
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          magicsoftware@metiscomm.com

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          Ranbir Sahota
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          Magic Software
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          Arita Mattsoff
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          arita@magicsoftware.com